November 23, 2005


Mr. Jeffrey R. Mason
Chief Financial Officer
Anooraq Resources Corporation
800 West Pender Street, Suite 1020
Vancouver, British Columbia V6C 2V6
Canada

	Re:	Anooraq Resources Corporation
		Form 20-F for the Fourteen Months Ended December 31,
2004
Filed July 15, 2005
		File No. 001-31930
		Supplemental Response dated October 27, 2005

Dear Mr. Mason:

      We have reviewed your Form 20-F and related filings for the fourteen months ended December 31, 2004 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Form 20-F For the Fourteen Months Ended December 31, 2004

General

1. Please file the amended Form 20-F for the fourteen months ended December 31, 2004 as soon as possible.

2. Please be advised that your next annual report on Form 20-F should include audited financial statements for the transition period.


Exhibits 15.7 and 15.8

3. Please remove the unaudited consolidated financial statements for the three months ended January 31, 2003.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Yong Choi at (202) 551-3758 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,


April Sifford
Branch Chief



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Mr. Mason
Anooraq Resources Corporation
November 23, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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